MCMORAN Exploration Co.

1615 Poydras Street                            Telephone 504-582-4000
New Orleans, LA  70112

P.O. Box 60004
New Orleans, LA  70160

August 20, 2012

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:              Mr. Karl Hiller

           Re:              McMoRan Exploration Co.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 29, 2012
Response Letter dated July 24, 2012
File No. 1-07791

Dear Mr. Hiller:

McMoRan Exploration Co. (the Company) is submitting this letter in response to the comment received from the Commission’s staff (the Staff) by email dated August 15, 2012, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2011 ( the 2011 Form 10-K).  We have reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 17 – Supplementary Oil and Gas Information, page 78

Proved Oil and Natural Gas Reserves (Unaudited), page 79

Comment 1: We understand from your response to prior comment two that you have not presented natural gas liquids proved reserves in your tables because they represent 6.7% of your total proved reserves as of December 31, 2011 and you believe these are not significant.

However, your disclosures indicate that sales of natural gas liquids during 2011 represent approximately 11.7% of oil and gas revenues, and that natural gas liquids are 16.5% of your oil and natural gas liquids proved reserves combined as of December 31, 2011, representing an increase to the quantity of oil proved reserves you would otherwise report of

19.7%.  The definition of significant oil and gas producing activities in the ASC glossary explains that one item to consider when determining significance is whether revenues from oil and gas activities are 10% or more of combined revenues.

Given that sales of natural gas liquids appear to surpass this threshold we would ordinarily expect your natural gas liquids proved reserves to be reported separately in the table to comply with FASB ASC 932-235-50-4.

Response 1:  McMoRan acknowledges the Staff’s comment and agrees to separately present in future filings oil and natural gas liquid (NGL) proved reserve information requiring disclosure pursuant to FASB ASC 932-235-50-4, beginning with its Annual Report on Form 10-K for the year ended December 31, 2012.  In addition, McMoRan will also separately present oil and NGL proved reserve information in “Items 1. and 2. Business and Properties” pursuant to Item 1202(a) of Regulation S-K.  The separate disclosures referred to above will be presented in a tabular format consistent with the presentation of such information within McMoRan’s 2011 Form 10-K.
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The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8141.

Sincerely,

/s/ C. Donald Whitmire, Jr.
C. Donald Whitmire, Jr.
Vice President & Controller –
Financial Reporting

cc:          James R. Moffett
Nancy D. Parmelee
Kathleen L. Quirk